# Extraordinary General Stockholders' Meeting

## Consolidated summarized remote voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on October 31, 2024, 03:00 p.m., with the purpose to:

| Item | Description | Voting | Number of shares | % over total voting |
|---|---|---|---|---|
| 1 | Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024: | Approve | 4,567,242,643 | 99.99% |
| | | Reject | - | - |
| | | Abstain | 25,400 | 0.01% |
| 2 | Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda.- PwC as the expert firm responsible for preparing the Appraisal Report on the book net worth of the IUPP S.A. to be merged into the Company: | Approve | 4,567,242,643 | 99.99% |
| | | Reject | - | - |
| | | Abstain | 25,400 | 0.01% |
| 3 | Resolve on the Appraisal Report, based on the balance sheet of IUPP S.A. as of June 30, 2024: | Approve | 4,567,242,643 | 99.99% |
| | | Reject | 25,400 | 0.01% |
| | | Abstain | - | - |
| 4 | Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification": | Approve | 4,567,242,643 | 99.99% |
| | | Reject | - | - |
| | | Abstain | 25,400 | 0.01% |
| 5 | Update the Stock Grant Plan: | Approve | 4,542,022,310 | 99.45% |
| | | Reject | 25,220,333 | 0.54% |
| | | Abstain | 25,400 | 0.01% |

# Extraordinary General Stockholders' Meeting

| | | | | |
|---|---|---|---|---|
| 6 | Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: | Approve | 4,567,242,643 | 99.99% |
| | | Reject | - | - |
| | | Abstain | 25,400 | 0.01% |

São Paulo-SP, October 30, 2024.

**Gustavo Lopes Rodrigues**

Investor Relations Officer